Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 12, 2026

We refer to the Notice of Annual General Meeting (the “AGM”) dated April 24, 2026 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated April 24, 2026 (the “Circular”) of KE Holdings Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Notice and the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on June 12, 2026 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 3,493,775,978 Shares, comprising 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares. A total of 118,936,057 Class A ordinary shares issued for future exercise or vesting of awards granted under the Company’s share incentive plans were not eligible for voting. As of the Share Record Date, there were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) 25,478,133 Class A ordinary shares underlying 8,492,711 ADSs repurchased by the Company were pending cancellation, which, for the purpose of the AGM, were excluded from the total number of issued Shares entitled to attend and vote at the AGM, and the Company did not exercise any voting rights attached to those repurchased Shares.

Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 7 at the AGM was 3,349,361,788 Shares, comprising 3,212,180,710 Class A ordinary shares and 137,181,078 Class B ordinary shares.

According to the Company’s Sixth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), (i) with regard to the resolutions 1, 2(a)(i), 2(a)(ii), 2(b), 4, 5 and 6, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(iii), 3 and 7, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the report of the auditors thereon.	Class A ordinary shares	2,588,938,266 (99.995945%)	104,985 (0.004055%)	1,149,496 –	2,589,043,251	2,589,043,251
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,960,749,046 (99.997349%)	104,985 (0.002651%)	1,149,496 –	2,726,224,329	3,960,854,031
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(i)	To re-elect Mr. Wangang Xu as an executive Director.	Class A ordinary shares	2,553,860,805 (98.614939%)	35,869,343 (1.385061%)	462,896 –	2,589,730,148	2,589,730,148
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,925,671,585 (99.094561%)	35,869,343 (0.905439%)	462,896 –	2,726,911,226	3,961,540,928
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

1	According to the Companies Act (Revised) of the Cayman Islands and the Memorandum and Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
2(a)(ii)	To re-elect Mr. Tao Xu as an executive Director.	Class A ordinary shares	2,452,877,112 (95.597931%)	112,949,469 (4.402069%)	12,329,963 –	2,565,826,581	2,565,826,581
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,824,687,892 (97.131542%)	112,949,469 (2.868458%)	12,329,963 –	2,703,007,659	3,937,637,361
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(iii)	To re-elect Mr. Hansong Zhu as an independent non-executive Director.	Class A ordinary shares	2,302,534,059 (89.873258%)	259,445,007 (10.126742%)	16,177,481 –	2,561,979,066	2,561,979,066
		Class B ordinary shares	137,181,078 (100.000000%)	0 (0.000000%)	0 –	137,181,078	137,181,078
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	2,439,715,137 (90.387936%)	259,445,007 (9.612064%)	16,177,481 –	2,699,160,144	2,699,160,144
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
2(b)	To authorize the Board to fix the remuneration of the Directors.	Class A ordinary shares	2,577,122,988 (99.513199%)	12,606,839 (0.486801%)	464,126 –	2,589,729,827	2,589,729,827
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,948,933,768 (99.681769%)	12,606,839 (0.318231%)	464,126 –	2,726,910,905	3,961,540,607
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
SPECIAL RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
3.	To amend the Memorandum and the Articles of Association (details of which are set out in Appendix II to the Circular) and to authorize the Board to deal with on behalf of the Company the relevant filing and amendments (where necessary), procedures and other related issues.	Class A ordinary shares	2,589,727,904 (99.999837%)	4,227 (0.000163%)	463,016 –	2,589,732,131	2,589,732,131
		Class B ordinary shares	137,181,078 (100.000000%)	0 (0.000000%)	0 –	137,181,078	137,181,078
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	2,726,908,982 (99.999845%)	4,227 (0.000155%)	463,016 –	2,726,913,209	2,726,913,209
	The resolution has been duly passed as a special resolution with not less than three-fourths of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
4.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,040,981,356 (79.546195%)	524,799,883 (20.453805%)	12,376,811 –	2,565,781,239	2,565,781,239
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,412,792,136 (86.672060%)	524,799,883 (13.327940%)	12,376,811 –	2,702,962,317	3,937,592,019
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To grant a general mandate to the Directors to repurchase Shares and/ or ADSs of the Company representing up to 10% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,588,959,164 (99.972086%)	722,873 (0.027914%)	511,910 –	2,589,682,037	2,589,682,037
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,960,769,944 (99.981753%)	722,873 (0.018247%)	511,910 –	2,726,863,115	3,961,492,817
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
6.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the share capital of the Company by the aggregate number of the Shares and/ or Shares underlying the ADSs repurchased by the Company.	Class A ordinary shares	2,002,630,909 (78.050157%)	563,194,679 (21.949843%)	12,330,959 –	2,565,825,588	2,565,825,588
		Class B ordinary shares	1,371,810,780 (100.000000%)	0 (0.000000%)	0 –	137,181,078	1,371,810,780
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	3,374,441,689 (85.697138%)	563,194,679 (14.302862%)	12,330,959 –	2,703,006,666	3,937,636,368
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	Class A ordinary shares	2,357,365,258 (91.027438%)	232,365,157 (8.972562%)	463,235 –	2,589,730,415	2,589,730,415
		Class B ordinary shares	137,181,078 (100.000000%)	0 (0.000000%)	0 –	137,181,078	137,181,078
		TOTAL NUMBER (CLASS A ORDINARY SHARES & CLASS B ORDINARY SHARES)	2,494,546,336 (91.478816%)	232,365,157 (8.521184%)	463,235 –	2,726,911,493	2,726,911,493
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All directors of the Company, namely Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu, Mr. Tao Xu, Mr. Jeffrey Zhaohui Li, Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu attended the AGM, either in person or by electronic means.

As the corporate name of Harneys Fiduciary (Cayman) Limited (“Harneys Fiduciary”) has been changed to Ascentium (Cayman) Limited, the reference to Harneys Fiduciary in the Company’s corporate documents will be updated accordingly.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, June 12, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as executive directors, Mr. Jeffrey Zhaohui Li as a non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as independent non-executive directors.